Exhibit 21.1

SUBSIDIARIES

Information relating to the subsidiaries of QuadraMed as of January 1, 2007 is set forth below. All of the indicated subsidiaries are directly or indirectly wholly owned by QuadraMed.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
QuadraMed Affinity Corporation	Delaware
Tempus Software LLC	Delaware
QuadraMed International Pty. Limited	Australia
QuadraMed International Limited	United Kingdom